Great Basin Gold Ltd.

1020 • 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 • 6365
Fax 604 681 • 2741
Toll Free 1 800 667 • 2114
http://www.hdgold.com

May 25, 2006

Dear Fellow Shareholder,

On behalf of the Board of Directors, I am pleased to report on the progress made by Great Basin over the last year. Attached is a copy of the proxy materials providing information regarding the business to be covered at the upcoming Annual General Meeting to be held on Wednesday, June 21, 2006, which includes information about Great Basin, its Directors, officers and other matters that will be of interest to you. Please review the materials and return your proxy in accordance with the instructions in the circular. If you have any questions about this procedure, please contact me or our Investor Relations department.

Joining Great Basin in December 2005 as your new President and Chief Executive Officer, I was excited to be given the opportunity to lead your Company. I am proud to be heading a dynamic and experienced mining team as Great Basin makes the transition from exploration to production.

The past year has been marked by significant advances on both the Ivanhoe and Burnstone Projects.

Ivanhoe, Nevada

On March 1, 2006, the company resolved the dispute with Hecla on the Hollister Development Block, the only shared portion of its Ivanhoe property in Nevada’s Carlin Gold Trend, with the signing of an amended Earn-In Agreement. The execution of this amendment resulted in the termination of all current litigation and as well:

  Hecla commits to complete and fund 100% of the remaining Stage 1 earn-in activities at the Hollister Development Block by March 31, 2007;

  Hecla is to fund our share of any Stage 2 activities until such time as a feasibility study has been delivered to us, at which time we will reimburse Hecla for our share of Stage 2 costs.
  Stage 2 activities are those which consist primarily of the development of the Hollister Development Block into a mining operation, and which will lead to commercial production;

  If the decision is made to develop and operate a mine, Hecla must achieve commercial production by August 2, 2009, as a condition of earning a 50% working interest in the project; and

  Hecla is entitled to priority on the proceeds of pre-production up gold ounces up to recovery of its actual costs of Stage 1 activities, not to exceed US$25 million. Thereafter, any revenues will be equally shared but subject to Great Basin’s priority sliding scale royalty.

Underground exploration and development at the Hollister Development Block, which comprises only some 5% of the Ivanhoe Property, began in mid 2004. In the last quarter of 2005, decline development intersected the Gwenivere vein – one of three high grade gold-silver vein systems in the Hollister Development Block. Detailed underground drilling began in February 2006. A highlight of recent results from the Gwenivere system includes hole HDB-010 that intersected one 9.8 foot vein grading 1.64 oz/t gold and 2.54 oz/t silver and a second 2.1 foot vein grading 0.78 oz/t gold and 1.83 oz/t silver. Including an internal block of wall rock, the entire section grades 1.19 oz/t gold and 1.94 oz/t silver over a true width of approximately 10.5 feet. Underground drilling and feasibility studies will continue through 2006.

Burnstone, South Africa

The Burnstone gold project is located in the South Rand Basin, a part of the Greater Witwatersrand Basin, one of the world’s most prolific gold producing environments. Gold occurs along an 18-kilometre northwesterly trending corridor on the Burnstone property. Drilling to date within the corridor has outlined measured and indicated mineral resources of 29.0 million tonnes grading 7.63 g/t at a 400 cmg/t cut-off, and containing 7.1 million ounces of gold. Importantly, a significant portion of the resources are relatively shallow — 250-750 metres below surface.

In May 2006, positive results of a Feasibility Study1, based on a portion of the resources previously known as Area 1, were announced. The fully diluted Proven and Probable mineral reserves for this area are 15.9 million tonnes grading 4.65 g/t, containing 2.4 million ounces.

The project has a 14 year mine life, including a 4 year pre-production period, producing 214,000 ounces of gold annually at full production. The capital cost of the development is US$144.5 million. Results from the pre-tax and 100% equity financed financial model indicate a net present value at 5% discount of US$138.9 million with an internal rate of return of 18.3% .

The Feasibility Study was done using a gold price of US$450/oz and an exchange rate of R7.00 :US$1.00. The financial analysis assumed 100% ownership and no debt leverage. The Study recommends mechanized materials handling and conventional narrow reef underground mining accessed by a decline and shaft. The proposed Burnstone processing plant will have a nominal capacity of 125,000 tonnes per month with an expected metallurgical recovery of 95%, resulting in an estimated 2.2 million ounces of gold to be recovered over the mine life per the feasibility study.

Great Basin intends to immediately move to the permitting stage and begin pre-production activities for the Burnstone Project. In addition, further exploration work and infill drilling is planned for the outlying portions of the property, with the objective of converting remaining portions of deposit, classified as mineral “resources” into the category of mineral “reserves”.

Great Basin is focused on advancing its two projects into production as well as evaluating acquisition opportunities for further growth. The upcoming Annual Meeting is our chance to share our plans for the next year and to respond to your comments and questions. I look forward to seeing you at the meeting.

Yours sincerely

/s/ Ferdi Dippenaar

Ferdi Dippenaar
President and Chief Executive Officer

1(see important details and qualifications at www.SEDAR.com),